FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of November, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Notice Regarding Revision of Consolidated Earnings Forecasts for the Fiscal Year Ending March 31, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: November 19, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
November 19, 2008

Name of Listed Company:	Mitsui Sumitomo Insurance Group Holdings, Inc.
Name of Representative:	Toshiaki Egashira, President (Securities Code No.: 8725, Tokyo, Osaka and Nagoya)
Contact:	Junichi Imai, Assistant General Manager, Accounting Department (TEL. 03-3297-6168) Jorio Hashimoto, Assistant General Manager, Corporate Communications Department (TEL. 03-3297-6498)
Notice Regarding Revision of Consolidated Earnings Forecasts
for the Fiscal Year Ending March 31, 2009
The Company hereby revises its consolidated earnings forecasts for the (full) fiscal year ending March 31, 2009 announced on May 21, 2008, as set forth below.
1. Revision of consolidated earnings forecasts for the fiscal year ending March 31, 2009 (From April 1, 2008 to March 31, 2009)

		(Unit: Yen in billions)
	Ordinary income	Ordinary profit	Net income
Forecasts previously announced (A)	2,060.0	80.0	52.0
Forecasts as revised (B)	2,035.0	9.0	20.0
Difference (B-A)	(25.0)	(71.0)	(32.0)
Ratio of difference	(1.2%)	(88.8%)	(61.5%)
(Reference)	2,137.6	60.8	40.0
Results for the previous fiscal year (Note)

(Note)	Results for the previous fiscal year represent those of Mitsui Sumitomo Insurance Company, Limited (“MSI”), a subsidiary of the Company, on a consolidated basis, since the Company was incorporated on April 1, 2008.
2. Reasons for revising earnings forecasts
It is based on the Company’s results for the second fiscal quarter consolidated cumulative period (“Interim Period”) and recent downturn in securities markets, among others, that the Company revises its earnings forecasts. The earnings forecasts reflect the following expectations.
•	With respect to the revised ordinary profit forecast, the Company expects improved underwriting profits/losses as compared to the previous forecast on one hand and declined investment results due to the securities market downturn on the other at the level of MSI (on a non-consolidated basis). (A downward revision of JPY 17.0 billion as concerns MSI from the previous forecast.)

In addition, the revised forecast reflects the impacts upon a Europe-based subsidiary of the Company, in the amount of JPY 45.0 billion, from large claims on credit insurance policies arising in the first half of the consolidated fiscal year (including expected impacts from conservative provision in the second half of the consolidated fiscal year for probable future payments up to limit of liability).

•	The net income forecast as revised reflects an expected extraordinary income for MSI’s reversal of its reserve for price fluctuation in connection with devaluation losses on securities. (An upward revision of JPY 29.0 billion from the previous forecast.)
* Earnings forecasts set forth above have been prepared based on information available as of the date of this disclosure. Actual results may turn out to be materially different from the forecasts due to a variety of factors.
- End -

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.